Exhibit 99.1

eFuture Holding Inc. Enters Into Definitive Merger Agreement

BEIJING, Sept. 23, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced it has entered into an agreement and plan of merger (the "Merger Agreement") with Shiji (Hong Kong) Limited ("Parent") and eFuture CI Limited ("Merger Subsidiary"), a wholly-owned subsidiary of Parent.  Parent and Merger Subsidiary are indirect, wholly-owned subsidiaries of Beijing Shiji Information Technology Co Ltd. ("Shiji"), a joint-stock company listed on the Shenzhen Stock Exchange of the PRC.

Pursuant to the Merger Agreement, Parent will acquire all the outstanding ordinary shares of the Company not currently owned by Parent and its affiliates for cash consideration equal to US$6.42 per share of the Company (each, a "Share"). This price represents an approximately 18% premium over the closing Share price as quoted by NASDAQ Capital Market ("NASDAQ") on June 3, 2016, the last trading day immediately prior to the Company's announcement on June 6, 2016 that it had received a preliminary non-binding proposal from Parent.

Subject to the terms and conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Company, with the Company continuing as the surviving company (the "Surviving Company") and becoming a wholly-owned subsidiary of Parent (the "Merger").  Each Share which is issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled in consideration for the right to receive US$6.42 per Share, in cash, without interest, except for (i) Shares held by the Company or any of its subsidiaries (if any) and Shares beneficially owned by Parent, Merger Subsidiary or their affiliates, which Shares will be cancelled at the Effective Time for no consideration, or (ii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which such Shares will be cancelled at the Effective Time for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.  The transactions contemplated by the Merger Agreement, including the Merger, will be financed by the equity capital of Parent and its affiliates.

At the Effective Time, (A) each option (the “Company Options”) to purchase Shares granted under the Company’s share incentive plans that is then vested, outstanding and unexercised will be cancelled and converted into the right to receive, net of any applicable withholding taxes, cash in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) US$6.42 over (2) the exercise price payable per Share issuable under such Company Option; provided, however, that if the exercise price payable per Share issuable under any Company Option is greater than $6.42, such Company Option will be cancelled for no payment; (B) each Company Option that is then outstanding and not vested on or prior to the Effective Time will be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) US$6.42 over (2) the exercise price per Share issuable under such Company Option; provided that each RCA will be subject to the same vesting terms and conditions applicable to the Company Option from which such RCA was converted; and (C) each restricted share granted under the Company’s share incentive plans (whether vested or unvested) that is then outstanding will be cancelled and converted into the right to receive, net of any applicable withholding taxes, cash in an amount equal to US$6.42.

The special committee of independent directors (the "Special Committee") formed by the Board of Directors of the Company (the "Company Board"), with full power and authority delegated by the Company Board, unanimously approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger and the transactions contemplated thereby (the "Transactions"), including the Merger, and resolved to recommend that the Company's shareholders vote to approve the Merger Agreement and the Transactions, including the Merger.   The Special Committee, which is composed entirely of independent directors, exclusively negotiated the terms of the Merger Agreement with Parent and Merger Subsidiary with the assistance of its independent financial and legal advisors.

The consummation of the Merger is subject to customary closing conditions, including the approval by an affirmative vote of Company shareholders holding two-thirds or more of the votes represented by the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, which will be convened to consider the approval of the Merger Agreement and the Transactions, including the Merger. If completed, the Transactions will result in the Company becoming a privately-held company and its Shares will no longer be listed on NASDAQ.

Concurrently with the execution of the Merger Agreement, Parent entered into a support agreement with the Company (the “Support Agreement”), pursuant to which Parent has agreed to vote all the Shares beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the Merger.  As of the date of this press release, Parent beneficially owns Shares representing approximately 52.24% of the total voting power of the outstanding Shares (without taking into account any outstanding options or restricted shares granted pursuant to the Company’s share incentive plans).

The Company and certain other participants in the Transactions will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statements, which will include a proxy statement of the Company.  The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Merger, the Company and the other participants in the Merger.

Duff & Phelps, LLC is serving as financial advisor to the Special Committee.  Gibson, Dunn & Crutcher LLP is serving as U.S. legal advisor to the Special Committee and Campbells is serving as Cayman Islands legal advisor to the Special Committee.  Blank Rome LLP is serving as U.S. legal advisor to the Company.

Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to Parent and Maples and Calder is serving as Cayman Islands legal advisor to Parent.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

The Company will furnish to the Securities and Exchange Commission (the "SEC") a report on Form 6-K regarding the Transactions, which will include the Merger Agreement and the Support Agreement. All parties desiring details regarding the Transactions are urged to review these documents, which are available at the SEC's website (http://www.sec.gov). This press release is qualified in its entirety by the Merger Agreement and the Support Agreement, which are filed as exhibits to the Company’s Form 6-K.

In connection with the Transactions, the Company will prepare and mail a proxy statement to its shareholders. The proxy statement will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transactions and related matters, without charge, from the SEC's website (http://www.sec.gov) or at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

eFuture Holding Inc.
Room A1103, A1105, A1106-07, Building A,
Chengjian Plaza, No. 18 Beitaipingzhuang Road, Beijing
People's Republic of China
Tel: +86 10 50916123

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be "participants" in the solicitation of proxies from our shareholders with respect to the Transactions. Information regarding the persons who may be considered "participants" in the solicitation of proxies will be set forth in the proxy statement relating to the Transactions when it is furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn